UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

ATLAS PIPELINE HOLDINGS, L.P.
(Name of Issuer)
Common Units Representing Limited Partnership Interests
(Title of Class of Securities)
04939R108
(CUSIP Number)
February 10, 2011
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications:
Janice V. Sharry, Esq.
Haynes and Boone, LLP
2323 Victory Avenue, Suite 700
Dallas, Texas 75219-7673
(214) 651-5562

CUSIP No.	04939R108

1	NAMES OF REPORTING PERSONS MSD Capital, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		4,000,000

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		4,000,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	4,000,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	7.8%[1]

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN
1 Based upon 51,083,088 common units outstanding, including 27,703,704 common units outstanding as of November 3, 2010, as disclosed on Form 10-Q filed with the U.S. Securities and Exchange Commission on November 9, 2010, and 23,379,384 common units issued on February 18, 2011 in connection with the Transaction Agreement, by and among Atlas Energy, Inc., Atlas Energy Resources, LLC, Atlas Pipeline Holdings, L.P. and Atlas Pipeline Holdings GP, LLC, dated as of November 8, 2010.

CUSIP No.	04939R108

1	NAMES OF REPORTING PERSONS MSD Energy Investments, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		4,000,000

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		4,000,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	4,000,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	7.8%[2]

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN
2 Based upon 51,083,088 common units outstanding, including 27,703,704 common units outstanding as of November 3, 2010, as disclosed on Form 10-Q filed with the U.S. Securities and Exchange Commission on November 9, 2010, and 23,379,384 common units issued on February 18, 2011 in connection with the Transaction Agreement, by and among Atlas Energy, Inc., Atlas Energy Resources, LLC, Atlas Pipeline Holdings, L.P. and Atlas Pipeline Holdings GP, LLC, dated as of November 8, 2010.

CUSIP No.	04939R108

1	NAMES OF REPORTING PERSONS Michael S. Dell

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		4,000,000

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		4,000,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	4,000,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	7.8%[3]

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN
3 Based upon 51,083,088 common units outstanding, including 27,703,704 common units outstanding as of November 3, 2010, as disclosed on Form 10-Q filed with the U.S. Securities and Exchange Commission on November 9, 2010, and 23,379,384 common units issued on February 18, 2011 in connection with the Transaction Agreement, by and among Atlas Energy, Inc., Atlas Energy Resources, LLC, Atlas Pipeline Holdings, L.P. and Atlas Pipeline Holdings GP, LLC, dated as of November 8, 2010.

Item 1.
(a)	Name of Issuer

ATLAS PIPELINE HOLDINGS, L.P.

(b)	Address of Issuer’s Principal Executive Offices

Westpointe Corporate Center One, 1550 Coraopolis Heights Road, Moon Township, Pennsylvania 15108

Item 2.
(a)	Name of Person Filing
This statement is jointly filed by and on behalf of each of MSD Capital, L.P., MSD Energy Investments, L.P. and Michael S. Dell. MSD Energy Investments is the record and direct beneficial owner of the securities covered by this statement. MSD Capital is the general partner of, and may be deemed to beneficially own securities owned by, MSD Energy Investments. MSD Capital Management LLC is the general partner of, and may be deemed to beneficially own securities owned by, MSD Capital. Michael S. Dell is the controlling member of, and may be deemed to beneficially own securities owned by, MSD Capital Management. Each reporting person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this statement.
(b)	Address of Principal Business Office or, if none, Residence
The address of the principal business office of each reporting person is c/o MSD Capital, L.P., 645 Fifth Avenue, 21st Floor, New York, New York 10022.
(c)	Citizenship

See Item 4 on the cover page(s) hereto.

(d)	Title of Class of Securities

Common Units Representing Limited Partnership Interests

(e)	CUSIP Number

04939R108

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is:
(a)	☐	A Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐	A Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	An insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	An investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d- 1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d- 1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d—1(b)(1)(ii)(J);

(k)	☐	A group, in accordance with §240.13d-1(b)(1)(ii)(K).

Item 4.	Ownership.
(a)	Amount beneficially owned: See Item 9 on the cover page(s) hereto.

(b)	Percent of class: See Item 11 on the cover page(s) hereto.

(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote: See Item 5 on the cover page(s) hereto.

(ii)	Shared power to vote or to direct the vote: See Item 6 on the cover page(s) hereto.

(iii)	Sole power to dispose or to direct the disposition of: See Item 7 on the cover page(s) hereto.

(iv)	Shared power to dispose or to direct the disposition of: See Item 8 on the cover page(s) hereto.

Item 5.	Ownership of 5% or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person
Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
Not Applicable

Item 8.	Identification and Classification of Members of the Group
Not Applicable

Item 9.	Notice of Dissolution of Group
Not Applicable

Item 10.	Certifications
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 22, 2011	MSD CAPITAL, L.P.
	By: Its:	MSD Capital Management LLC General Partner
	By:	/s/ Marc R. Lisker
	Name:	Marc R. Lisker
	Title:	Manager and General Counsel

MSD ENERGY INVESTMENTS, L.P.
	By: Its:	MSD Capital, L.P. General Partner
	By: Its:	MSD Capital Management LLC General Partner
	By:	/s/ Marc R. Lisker
	Name:	Marc R. Lisker
	Title:	Manager and General Counsel

MICHAEL S. DELL
	By:	/s/ Marc R. Lisker
	Name:	Marc R. Lisker
	Title:	Attorney-in-Fact

EXHIBIT INDEX

Exhibit	Description of Exhibit

24.1	Power of Attorney (filed herewith)

99.1	Joint Filing Agreement (filed herewith)